Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RREEF Property Trust, Inc.:

We consent to the use of our report dated March 7, 2018, with respect to the consolidated balance sheets of RREEF Property Trust, Inc. and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related financial statement schedule III, Real Estate and Accumulated Depreciation (collectively, the "consolidated financial statements"), included in Supplement No. 16 to the prospectus relating to this registration statement and to the reference to our firm under the heading “Experts” therein.

/s/ KPMG LLP
KPMG LLP
San Francisco, California
March 9, 2018